UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AstroNova, Inc.

(Exact name of the registrant as specified in its charter)

Rhode Island	0-13200	05-0318215
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 East Greenwich Avenue, West Warwick, Rhode Island	02893
(Address of principle executive offices)	(Zip code)

Steve Petrarca (401) 298-8803

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

As used herein, except as otherwise indicated, references to “AstroNova,” “we,” “us,” “our,” or the “Company” in this Form SD refer to AstroNova, Inc. and its consolidated subsidiaries.

AstroNova has implemented a conflict minerals policy in order to address the proper sourcing of conflict minerals necessary to the functionality or production of our products. In September of 2013, we adopted the following policy with respect to conflict minerals.

1.	Support the aims and objective of the U.S. legislation on the supply of “conflict minerals”

2.	Do not knowingly procure specified metals that originate from facilities in the “Conflict Region”

3.	Ensure compliance with these requirements, and ask our suppliers to undertake reasonable due diligence with their supply chains to assure that specified metals are being sourced only from:

•	Mines and smelters outside the “Conflict Region” or

•	Mines and smelters which have been certified by an independent third party as “conflict free” if sourced within the “Conflict Region”

The term “conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, which are the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. The “Conflict Region” is the Democratic Republic of Congo (DRC) and surrounding countries.

To put our commitment to this policy in action, we first conducted a detailed review of our purchases of materials necessary to the functionality or production of products we manufactured in 2018 to determine whether we purchase any conflict minerals.

After a review of our products, we determined that we use gold, tin and tantalum as they are present in electronic components supplied to us for use in the manufacture of our products during calendar year 2018. Because of this finding, we conducted a reasonable country of origin inquiry, which was designed to determine whether any of our necessary conflict minerals originated or may have originated in the Conflict Region or come from recycled or scrap sources. Our supply chain is complex, and there are many indirect suppliers in the supply chain between us and the mines or locations of origin of our necessary conflict minerals. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of our necessary conflict minerals in our products.

As part of our reasonable country of origin inquiry, we required that all of our vendors complete detailed questionnaires regarding the inclusion of Conflict Minerals in the products that the vendors supplied to the Company. In the event there were any Conflict Minerals contained in a vendor’s products sold to us, we followed up with such vendor to find out whether those Conflict Minerals originated in the Conflict Region using, among other things, the Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template to identify conflict mineral sourcing information. We reviewed each supplier’s survey response and conducted follow-up inquiries with respect to any incomplete or ambiguous responses or doubtful conclusions made by such supplier. We also followed up with each supplier who failed to submit a completed survey within a reasonable period of time. Following this process, we received responses from all of our vendors. Based on our reasonable country of origin inquiry, we have no reason to believe that our necessary Conflict Minerals originated in the Democratic Republic of Congo or any adjoining country.

This information is publicly available at http://www.astronovainc.com.

ITEM 1.02 – Exhibit

Not required.

Section 2 Item 2.01 Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AstroNova, Inc.

(Registrant)

/s/ Steve Petrarca	May 3, 2019
By Steve Petrarca, Vice President-Operations

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